OMB APPROVAL
Number:	3235-0058
Expires:	February 28, 2022
Estimated average burden
hours per response	2.50
SEC FILE NUMBER
001-39439
CUSIP NUMBER
00216W109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ATI Physical Therapy, Inc.

Full Name of Registrant

Fortress Value Acquisition Corp. II

Former Name if Applicable

790 Remington Boulevard

Address of Principal Executive Office (Street and Number)

Bolingbrook, Illinois 60440

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021) by the prescribed filing date for the reasons stated below.

During the quarter-end closing process, we identified an immaterial prior period error with respect to the amount of the non-cash goodwill impairment charge recorded for the three and six months ended June 30, 2021, specifically related to the assumed benefit to enterprise value as of June 30, 2021 associated with the Company’s net operating loss carryforwards. We evaluated the effects of this error on our previously-issued condensed consolidated financial statements in accordance with the applicable accounting guidance, and concluded that no prior period is materially misstated. The Registrant required more time to finalize its disclosures and the evaluation of the control deficiency related to the revision. The Registrant will file its Form 10-Q within the five calendar day extension period in accordance with Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joseph Jordan	702	844-6111
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net (loss) income was $(333.8) million in the third quarter of 2021 compared to $1.0 million in the third quarter of 2020.

Adjusted EBITDA was $8.5 million in the third quarter of 2021 compared to $17.3 million in the third quarter of 2020 (excluding CARES Act Provider Relief Funds of $23.1 million).

As a result of the prior period error described in Part III, there was an immaterial change to the amount of goodwill impairment charges for the third quarter of 2021 in relation to the amount included in our press release furnished as Exhibit 99.1 to our Form 8-K on November 9, 2021, which had a corresponding impact on net loss.

Non-GAAP Financial Measures

The following table reconciles the supplemental non-GAAP financial measures, as defined under the rules of the SEC, presented herein to the most directly comparable financial measures calculated and presented in accordance with GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. EBITDA and Adjusted EBITDA are defined as net income from continuing operations calculated in accordance with GAAP, less net income attributable to non-controlling interests, plus the sum of income tax expense, interest expense, net, depreciation and amortization (“EBITDA”) and further adjusted to exclude certain items of a significant or unusual nature, including but not limited to, goodwill and intangible asset impairment charges, changes in fair value of warrant liability and contingent common shares liability, loss on debt extinguishment, loss on settlement of redeemable preferred stock, business optimization costs, reorganization and severance costs, transaction and integration costs, charges related to lease terminations, share-based compensation, pre-opening de novo costs and non-ordinary legal and regulatory matters (“Adjusted EBITDA”).

We present EBITDA and Adjusted EBITDA because they are key measures used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions. The Company believes EBITDA and Adjusted EBITDA are useful to investors for the purposes of comparing our results period-to-period and alongside peers and understanding and evaluating our operating results in the same manner as our management team and board of directors.

These supplemental measures should not be considered superior to, as a substitute for or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented. In addition, since these non-GAAP measures are not determined in accordance with GAAP, they are susceptible to varying calculations and may not be comparable to other similarly titled non-GAAP measures of other companies.

EBITDA and Adjusted EBITDA (Non-GAAP Financial Measures)

The following is a reconciliation of net income (loss), the most directly comparable GAAP financial measure, to EBITDA and Adjusted EBITDA (each of which is a non-GAAP financial measure) for each of the periods indicated. For additional information on these non-GAAP financial measures, see “Non-GAAP Financial Measures” above.

	Three Months Ended
($ in thousands)	September 30, 2021	September 30, 2020
Net (loss) income	$(333,820)	$1,022
Plus (minus):
Net loss (income) attributable to non-controlling interest	2,109	(901)
Interest expense, net	7,386	17,346
Interest expense on redeemable preferred stock	—	4,896
Income tax (benefit) expense	(28,287)	2,322
Depreciation and amortization expense	9,222	9,880

EBITDA	$(343,390)	$34,565
Goodwill and intangible asset impairment charges(1)	508,972	—
Goodwill and intangible asset impairment charges attributable to non-controlling interest(1)	(2,928)	—
Changes in fair value of warrant liability and contingent common shares liability(2)	(162,202)	—
Reorganization and severance costs(3)	3,551	4,436
Transaction and integration costs(4)	2,335	75
Share-based compensation	1,248	473
Pre-opening de novo costs(5)	511	368
Non-ordinary legal and regulatory matters(6)	442	—
Business optimization costs(7)	—	519

Adjusted EBITDA	$8,539	$40,436

(1)	Represents non-cash charges related to the write-down of goodwill and trade name indefinite-lived intangible assets.
(2)	Represents non-cash amounts related to the change in the estimated fair value of Warrants, Earnout Shares and Vesting Shares.
(3)	Represents severance, consulting and other costs related to discrete initiatives focused on reorganization and delayering of the Company’s labor model, management structure and support functions.
(4)	Represents costs related to the Business Combination, clinic acquisitions and acquisition-related integration and consulting and planning costs related to preparation to operate as a public company.
(5)	Represents expenses associated with renovation, equipment and marketing costs relating to the start-up and launch of new locations incurred prior to opening.
(6)	Represents non-ordinary course legal costs related to the previously-disclosed ATIP shareholder class action complaint.
(7)

Represents non-recurring costs to optimize our platform and ATI transformative initiatives. Costs primarily relate to duplicate costs driven by IT and Revenue Cycle Management conversions, labor related costs during the transition of key positions and other incremental costs of driving optimization initiatives.

Cautionary Statement Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the timing of the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including those discussed in our amended S-1 registration statement filed with the SEC on July 28, 2021 under the heading “Risk Factors,” and other documents filed, or to be filed, by ATI with the SEC. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

ATI Physical Therapy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2021	By:	/s/ Joseph Jordan
Name: Joseph Jordan Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.